# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NIP Group Inc., CIK 0001966233
CUSIP: 654503101
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Rosenlundsgatan 31, Stockholm, Sweden (V7), 11 863
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002047341

## Reporting persons
- DIGLIFE AS: type of reporting person: corporation (CO); citizenship or place of organization: Norway (Q8); sole voting power 13,362,381; shared voting power 0; sole dispositive power 13,362,381; shared dispositive power 0; aggregate amount beneficially owned 13,362,381 (11.9% of the class)
- Hicham Chahine: type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); sole voting power 13,362,381; shared voting power 0; sole dispositive power 13,362,381; shared dispositive power 0; aggregate amount beneficially owned 13,362,381 (11.9% of the class)

## Item 1. Issuer
Name of issuer: NIP Group Inc.
Address of issuer's principal executive offices: Rosenlundsgatan 31, Stockholm, V7, 11 863

## Item 2. Person Filing
Name of person filing:
Hicham Chahine
DIGLIFE AS
Address of principal business office or, if none, residence:
For Hicham Chahine:
One Reem Island, A-803, 27 Al Reema Street, Al Reem Island, Abu Dhabi, United Arab Emirates
For DIGLIFE AS:
Tors Gate 2B, 0260 Oslo, Norway
Citizenship:
Hicham Chahine - Norway
DIGLIFE AS - Norway

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Hicham Chahine: 13,362,381
DIGLIFE AS: 13,362,381

Represents 13,362,381 Class B2 ordinary shares directly held by DIGLIFE AS, a company registered under the laws of Norway. DIGLIFE AS is 95.61% owned by Mr. Hicham Chahine.
Percent of class:
The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 112,476,359 ordinary shares (consisting of 74,472,041 Class A ordinary shares, 24,641,937 Class B1 ordinary shares, and 13,362,381 Class B2 ordinary shares) of the Issuer as a single class issued and outstanding as of July 30, 2024 provided by the Issuer, as reported in its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on July 26, 2024, and Form 6-K filed with the Securities and Exchange Commission on July 30, 2024. The Class B1 ordinary shares and Class B2 ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

Hicham Chahine: 11.9 %
DIGLIFE AS: 11.9
Sole power to vote or to direct the vote:
Hicham Chahine: 13,362,381
DIGLIFE AS: 13,362,381

Percent of Aggregate Voting Power
Hicham Chahine: 32.0%
DIGLIFE AS: 32.0%

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 20 votes per share, subject to certain conditions and restrictions.
Shared power to vote or to direct the vote:
Hicham Chahine: 0
DIGLIFE AS: 0
Sole power to dispose or to direct the disposition:
Hicham Chahine: 13,362,381
DIGLIFE AS: 13,362,381
Shared power to dispose or to direct the disposition:
Hicham Chahine: 0
DIGLIFE AS: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- DIGLIFE AS: Hicham Chahine, Hicham Chahine (12/18/2024)
- Hicham Chahine: Hicham Chahine, Hicham Chahine/Director (12/18/2024)